XERIUM TECHNOLOGIES, INC.

8537 Six Forks Road, Suite 300

Raleigh, NC 27615

October 7, 2011

VIA EDGAR SUBMISSION

Andrew D. Mew

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Xerium Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 11, 2011

File No. 1-32498

Dear Mr. Mew,

Xerium Technologies, Inc. (referred to as “the Company”, “we”, “our” or “us”) hereby submits its responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 9, 2011 regarding the above-referenced Annual Report on Form 10-K filed with the Commission on March 11, 2011 (“Form 10-K”). The numbered responses below correspond to the numbered comments and headings used in the Staff’s September 9, 2011 letter. This response letter includes each comment from the Staff in bold type with the Company’s response set forth immediately below.

With respect to those responses that involve proposed revisions to the manner in which the related items were addressed in the Form 10-K, we have included in our response in italics an illustration of how the revised disclosure would appear in future filings in which the disclosure item is repeated.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Cost Reduction Programs, page 34

1.	You disclose significant cost reduction programs over the past several years. Please enhance your disclosure as it relates to these programs to clarify the period over which the cost savings will be realized, the relevant expense line items impacted (for example, reduced depreciation or reduced employee expense) and whether the costs savings will be offset by related increases in other expenses or decreases in revenues. Refer to SAB Topic 5.P.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and will include the following disclosure in its future SEC filings, to the extent then-applicable:

Cost Reduction Programs

An important part of our strategy is to seek to reduce our overall costs and improve our competitiveness. As a part of this effort, we engage in cost reduction programs, which are designed to improve the cost structure of our global operations in response to changing market conditions. These cost reduction programs include headcount reductions throughout the world as well as plant closures that have rationalized production among our facilities to better enable us to meet customer demands. Cost savings have been realized in labor costs and other production overhead, other components of costs of products sold, general and administrative expenses and facility costs. The majority of the cost savings were recognized at the time of the headcount reductions and plant closure, with the remaining cost savings recognized over subsequent periods. Cost savings from headcount reductions have not been offset by related increases in other expenses. Cost savings related to plant closures have been partially offset by the reduction of revenues associated with those closed facilities in subsequent periods and additional costs incurred in the facilities that assumed the operations of the closed facility.

Securities and Exchange Commission

October 7, 2011

Results of Operations, page 35

General

2.	Reference is made to Note 9 (Income Taxes) on page F-32 where you have generated foreign income from continuing operations in fiscal 2010 while incurring domestic (U.S.) losses from continuing operations in each of the last two fiscal years. In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses these geographic results of operations with qualitative and quantitative reasons for the significant volatility between your domestic and foreign operations. Please revise accordingly. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

COMPANY RESPONSE:

The following is an analysis of our domestic and foreign operations during the years ended December 31, 2010, 2009 and 2008 and a discussion of the results of operations during those years:

	Domestic	Foreign	Total
2010:
Income from operations	$4,678	$40,586	$45,264
2009:
Loss from operations	$(22,122)	$(9,349)	$(31,471)
2008:
Income from operations	$48,587	$34,058	$82,645

The Company’s domestic sales represented approximately 27% of its total net sales and the Company’s foreign sales represented approximately 73% of its total net sales over the past three years. During the three years ended December 31, 2010, domestic gross margin rates were lower than foreign gross margin rates, primarily due to product mix and market differences. In addition, during the past three years, domestic selling, general and administrative and research and development expenses were higher than their percentage of net sales, as certain large corporate overhead costs were included in the domestic results. These costs included goodwill impairment losses, pension curtailment gains and financial restructuring costs, and significantly contributed to the volatility between our domestic and foreign operations in the three years ended December 31, 2010.

The Company acknowledges the Staff’s comment and will include a disclosure similar to the above after the discussion of Foreign Exchange and prior to the discussion of Chapter 11 Filing, Emergence and Plan of Reorganization in Management’s Discussion and Analysis (“MD&A”) in future filings, to the extent then-applicable.

Cost of Products Sold, page 35

3.	Please expand your analysis of cost of products sold. In this regard, it appears there could be other drivers behind the changes in your cost of products sold other than higher sales volumes in light of your cost reduction programs disclosed elsewhere in your filing. Further, we note from your disclosure on page F-12 that cost of products sold includes raw materials, manufacturing labor, direct and indirect overhead costs, product freight, and depreciation of manufacturing plant and equipment. Explain to us and disclose if there were other quantitatively material drivers impacting your cost of goods sold.

COMPANY RESPONSE:

On page 35 of our December 31, 2010 10-K, we disclosed: In our clothing segment, cost of products sold increased by $12.8 million, or 6.3%, to $215.1 million for the year ended December 31, 2010 from $202.3 million for the year ended December 31, 2009 primarily due to approximately $9.1 million in higher sales volumes in Europe, North America, South America and Asia-Pacific during the year ended December 31, 2010 as compared with the year ended December 31, 2009 and to unfavorable currency effects of $2.3 million related to the translation of expenses made in foreign currencies to U.S. Dollars for financial reporting purposes.

Other quantitative drivers of the change in clothing cost of products sold from 2009 to 2010 were:

•	An increase in fixed production costs of approximately $3.4 million, primarily in utilities and repair & maintenance expense.

•	Favorable regional sales mix and productivity of $2.1 million and a reduction of $0.9 million in other fixed costs, offsetting the increase in fixed production costs.

Securities and Exchange Commission

October 7, 2011

On page 35 of our December 31, 2010 10-K, we disclosed: In our roll covers segment, cost of products sold increased by $8.6 million, or 7.8%, to $118.9 million for the year ended December 31, 2010 from $110.3 million for the year ended December 31, 2009. primarily due to approximately $10.1 million in higher sales volumes in Europe, North America, South America and Asia-Pacific during the year ended December 31, 2010 as compared with the year ended December 31, 2009 , offset by favorable currency effects of $1.3 million related to the translation of expenses made in foreign currencies to U.S. Dollars for financial reporting purposes.

Other quantitative drivers of the change in roll covers cost of products sold from 2009 to 2010 were:

•	An increase of $0.6 million in material costs due to higher purchase prices and an unfavorable mix of lower margin sales.

•	An increase of $1.7 million in 2010, due to a decrease in our inventory reserves in 2009, as a result of improved recovery on aged inventories.

•	A decrease of $2.0 million in utilities expenses and depreciation expense, primarily as a result of our cost reduction efforts in 2009 and 2010.

For both clothing and roll covers cost of products sold, these additional quantitative drivers, generally were immaterial and offset each other. Therefore, we chose not to include these in our cost of products sold discussion in our results of operation disclosure in our December 31, 2010 10-K.

In addition, the Company respectfully advises the Staff that similar additional analysis of the material drivers impacting not only the cost of goods sold but all components of net income were completed in 2011 and have been incorporated into its 2011 SEC filings. The Company intends to continue to perform the additional analysis, and therefore, will include something similar to the below expanded discussion in its results of operations discussion in all future SEC filings.

Cost of Products Sold. Cost of products sold for the three months ended September 30, 2011 increased/decreased by $XXX million, or XXX%, to $XXX million from $XXX million for the three months ended September 30, 2010.

In our clothing segment, cost of products sold, as a percentage of revenue, increased/decreased by XXX% to XXX% in the three months ended September 30, 2011 from XXX% in the three months ended September 30, 2010. This increase/decrease is primarily driven by unfavorable/favorable currency effects of $XXX million, increased/decreased sales volume of $XXX million, increased/decreased costs associated with sales growth in lower margin product lines and higher/lower freight costs.

In our roll covers segment, cost of products sold, as a percentage of revenue, increased/decreased by XXX% to XXX% in the three months ended September 30, 2011 from XXX% in the three months ended September 30, 2010. Cost of products sold increased/decreased $XXX million, or XXX%. This increase/decrease is driven by unfavorable/favorable currency effects of $XXX million; increased/decreased sales volume resulting in increased/decreased cost of $XXX million and unfavorable/favorable product mix related to lower/higher margin mechanical services and higher material costs, primarily related to rubber and petroleum-based materials.

Provision for Income Taxes, page 37

4.	Please expand your disclosure to explain the impact on your effective income tax rates and obligations of having earnings in countries where you have lower or higher statutory tax rates as well as the relationship between the foreign and domestic effective tax rates. It appears that a separate discussion of foreign effective income tax rates would provide more transparency in understanding your results of operations. In this regard, an overview of how effective tax rates may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

The Company respectfully advises the Staff that our annual effective income tax rate is primarily impacted by income we earn in tax paying jurisdictions relative to income we earn in non-tax paying jurisdictions. The majority of income recognized for purposes of computing our annual effective tax rate is earned in countries where the statutory income tax rates range from 25% to 41%; however, permanent income adjustments recorded against pre-tax earnings may result in an

Securities and Exchange Commission

October 7, 2011

effective rate that is higher or lower than the statutory rate in these jurisdictions. We generate losses in certain jurisdictions for which we receive no tax benefit as the deferred tax assets in these jurisdictions (including the net operating losses) are fully reserved in our valuation allowance. For this reason, we recognize minimal income tax expense or benefit in these jurisdictions, of which the most material jurisdictions are the U.S., the U.K and Australia. Due to these reserves, the geographic mix of our pre-tax earnings has a direct correlation on how high or low our annual effective tax rate is relative to consolidated earnings.

We refer the Staff to our MD&A disclosure under the caption “Provision for Income Taxes” on page 37 in which we disclose that we record income tax expense, even though we have a consolidated pre-tax loss, as a result of losses that we have incurred domestically and in certain foreign jurisdictions for which we have recognized no tax benefit, as the tax benefit on net operating losses that are created for tax purposes are fully reserved in our valuation allowance. We further disclose the relationship between domestic and foreign pre-tax earnings and total tax expense in Note 9 of our Notes to Consolidated Financial Statements. We believe that the information provided in the MD&A disclosure, in conjunction with the information provided in Note 9, enables the investor to discern the relationship of our foreign income tax expense relative to U.S. income tax expense and how each component affects the annual effective tax rate.

However, to further clarify this relationship in future filings, we would provide additional disclosure in MD&A substantially similar to the following, to the extent then-applicable:

Our annual effective income tax rate is primarily impacted by income we earn in tax paying jurisdictions relative to income we earn in non-tax paying jurisdictions. The majority of income recognized for purposes of computing our annual effective tax rate is earned in countries where the statutory income tax rates range from 25% to 41%; however, permanent income adjustments recorded against pre-tax earnings may result in an effective tax rate that is higher or lower than the statutory tax rate in these jurisdictions. We generate losses in certain jurisdictions for which we receive no tax benefit as the deferred tax assets in these jurisdictions (including the net operating losses) are fully reserved in our valuation allowance. For this reason, we recognize minimal income tax expense or benefit in these jurisdictions, of which the most material jurisdictions are the U.S., the U.K and Australia. Due to these reserves, the geographic mix of our pre-tax earnings has a direct correlation with how high or low our annual effective tax rate is relative to consolidated earnings.

Liquidity and Capital Resources, page 39

5.	Please tell us what consideration you gave to disclosing how much of your consolidated cash and cash equivalents are held in your foreign subsidiaries and the associated potential tax impact upon repatriation. For example, we note as of December 31, 2010, there was a $475.6 million balance of term loans outstanding under your senior credit facility and mandatory prepayments are required in certain circumstances. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

COMPANY RESPONSE:

The Company respectfully advises the Staff that we have no current plans to repatriate funds from our foreign subsidiaries that we consider to be permanently reinvested. However, if, in the future, it is probable that we will repatriate funds from our foreign subsidiaries, and such plans would cause material tax ramifications, we would include the appropriate disclosure in our relevant SEC filings.

Given that the deferred tax assets of our U.S. subsidiaries are fully reserved in our valuation allowance, remittance of any cash or cash equivalents available as of December 31, 2010 would not have materially impacted our tax expense or our effective tax rate. As stated in Note 9 of the Notes to Consolidated Financial Statements, the determination of the amount of unrecognized deferred tax liability related to the undistributed earnings is not practicable due to the complexities associated with its hypothetical calculation.

In addition, as provided in Note 7 to our Consolidated Financial Statements for December 31, 2010, of the total $475.6 million balance of term loans outstanding under our credit facility, $187.6 million of that balance was held directly by certain of our European and Canadian subsidiaries who pay the principal and interest on those loans. Cash is also used in foreign subsidiaries for operations and capital expenditures. Given the above facts, we believed any related disclosure was not material.

Securities and Exchange Commission

October 7, 2011

Non-GAAP Liquidity Measures, page 49

6.	You are using the non-GAAP measures EBITDA and Adjusted EBITDA as defined in assessing your performance as well as a liquidity measure with regard to compliance with your Amended and Restated Credit Facility covenants. Item 10 (e)(1)(i) of Regulation SK requires a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure. Since you are also utilizing these measures as an indication of liquidity, please provide a reconciliation of these measures to operating cash flows.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and, for illustrative purposes, is providing the following reconciliation of Adjusted EBITDA to operating cash flows and net income for each of the periods presented in the Form 10-K. In cases where we present such data in future filings, reconciliation and the applicable footnotes necessary to make the reconciliation understandable will be included.

Securities and Exchange Commission

October 7, 2011

	Year Ended December 31
	2010	2009	2008
Net income (loss)	(73,086)	(111,993)	26,596
Goodwill impairment	—	80,600	—
Stock-based compensation	7,310	2,305	4,275
Depreciation	38,963	39,539	42,963
Amortization of intangibles	2,318	2,328	2,965
Deferred financing cost amortization	5,953	5,417	4,670
Unrealized foreign exchange gain on revaluation of debt	(1,621)	(1,626)	(10,272)
Deferred taxes	8,614	7,586	(12,948)
Asset impairments	2,890	1,669	3,989
Gain on disposition of PPE	(2,105)	(1,979)	(3,080)
Non-cash reorganization items	28,683	—	—
Change in fair value of interest rate swaps	9,721	3,818	(1,668)
Curtailment/settlements	—	—	(39,968)
Net change in operating assets and liabilities	(6,906)	(11,533)	59,546

Net cash provided by operating activities	20,734	16,131	77,068
Interest expense, net	41,121	58,065	55,502
Net change in operating assets and liabilities	6,906	11,533	(59,546)
Current taxes	9,652	4,731	16,849
Stock-based compensation	(7,310)	(2,305)	(4,275)
Asset impairment	(2,890)	(1,669)	(3,989)
Unrealized foreign exchange gain on revaluation of debt	1,621	1,626	10,272
Gain on disposition of PPE	2,105	1,979	3,080
Curtailment/settlements	—	—	39,968
Goodwill impairment	—	(80,600)	—
Non-cash reorganization items	(28,683)	—	—

EBITDA	43,256	9,491	134,929
Financial restructuring costs	26,197	—	—
Writeoff of deferred financing costs	14,283	—	—
Extinguishment of debt	14,400	—	—
Non-cash compensation	7,310	2,305	2,009
Operational restructuring expenses	7,114	2,411	5,000
Non-cash impairment charges	2,890	82,269	3,989
Change in accounting method	(1,400)	—	—
Inventory write-offs	—	349	455
Amendment/termination costs	—	—	6,766
Change in fair value of interest rate swaps	—	(3,818)	13,686
Unrealized fx gain on indebt	—	—	(1,985)
Change in fair value of other derivatives	—	—	(2,126)
Growth program costs	—	—	1,764

Adjusted EBITDA	114,050	93,007	164,487

Securities and Exchange Commission

October 7, 2011

7.	We note your calculation of Adjusted EBITDA excludes items that appear to require cash settlement. Given that you have included the non-GAAP measure because the credit agreement contains material covenants regarding Adjusted EBITDA, please expand your disclosure to include a description of the applicable covenants, and the amount or levels required for compliance with the covenants.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the Company includes disclosure regarding the material covenants of its credit agreement in its periodic filings. For an example, please refer to page 43 of the Form 10-K for the Company’s description of the applicable covenants, including the levels required for compliance with the covenants. In future public disclosures, the Company intends to include a cross-reference to the discussion of the applicable covenants as a footnote to the Adjusted EBITDA reconciliation.

General

8.	We note the discussion of your foreign operations on page 16 and elsewhere in your filing. We further note from Exhibit 21.1 numerous foreign subsidiaries, including Chinese and European subsidiaries. Please explain to us in reasonable detail how you considered whether the transfer of net assets from these subsidiaries to the U.S. parent company was restricted such that you should provide “Schedule I – Condensed Financial Information of Registrant” in your Form 10-K. In this regard, we note your disclosure on page F-32 regarding the pre-tax profitability of your foreign subsidiaries in fiscal 2010 as compared to your unprofitable domestic operations. We believe you should clarify to your readers whether you can transfer funds from your foreign subsidiaries to Xerium Technologies, Inc. to assist with debt repayment, capital expenditures, and other expenses of your business, and it is unclear to us from your current disclosures to your financial statements whether you have the ability to do so. Refer to Rules 5-04 and 12-04 of Regulation S-X, and advise. Additionally, please clarify this matter to your readers in future filings beginning with your Form 10-Q for the period ended September 30, 2011.

COMPANY RESPONSE:

The Company respectfully advises the Staff that at December 31, 2010 the Company had no legal obligation to maintain a certain level of capital in our foreign subsidiaries and no third party consent was necessary to transfer any of the assets of such subsidiaries to the Company. We performed the required analysis in accordance with Rules 5-04 and 12-04 of Regulation S-X for the year ended December 31, 2010, and we determined that the restricted net assets of any of the consolidated subsidiaries did not exceed 25% of the consolidated net assets of the Company. Therefore, “Schedule 1 – Condensed Financial Information of Registrant” was not required in the Form 10-K.

In addition, because we had no legal restrictions on the transfer of funds from our foreign subsidiaries to the Company at December 31, 2010, those funds could have been used to assist with debt repayment, capital expenditures, and other expenses of our business. Further, foreign jurisdiction tax withholdings would not have materially impacted the remittance of any cash or cash equivalents. The Company respectfully acknowledges the comment and will disclose in future filings our analysis with respect to our restricted net assets and whether we can transfer funds from our foreign subsidiaries to the Company to assist with debt repayment, capital expenditures and other expenses.

9.	Please tell us and disclose in future filings your accounting policies for measuring and recording restructuring-related charges including, but not limited to, employee severance and costs to consolidate or close facilities and relocate employees.

COMPANY RESPONSE:

The Company recognizes and measures its liability for costs associated with an exit or disposal activity at its fair value in the period in which the liability is incurred. These exit or disposal costs are accrued at the date where restructuring was both approved by the Company’s Board of Directors and communicated to the employees based on an estimate of amounts that will be paid to affected employees in accordance with ASC 420. In future filings the Company will, when appropriate, describe these accounting policies for measuring and recording restructuring-related charges in the accounting policies section.

10.	Refer to your statement, “Because the reorganization value of the Company’s assets were greater than the sum of its post-petition liabilities and allowed claims, the Company did not adopt the fresh-start reporting principles of Topic 852.” Tell us the final reorganization value which led to the accounting conclusion to not apply fresh-start accounting and how it was determined. If there was a range of values, then explain to us how the final reorganization value was determined.

Securities and Exchange Commission

October 7, 2011

COMPANY RESPONSE:

The Company respectfully advises the Staff that the final reorganization value was $876.8 million, which was in excess of the Company’s post-petition liabilities and allowed claims. Therefore the Company concluded that fresh-start accounting was not required in accordance with ASC 852, Reorganizations. The Company calculated the reorganization value as follows (in millions):

Value of equity (14,970,050 shares @ $15.85*)	$237.3
Term debt	470.0
Other interest bearing debt	5.4

Enterprise value	$712.7
Non-interest bearing liabilities	164.1

Reorganization Value	$876.8

*

The fair value of the equity was determined to be the closing stock price on the day after the emergence was announced. The stock price closed at $20.00 on May 25, 2010 and $15.85 on May 26, 2010, and traded in a narrow range for several trading days thereafter. The Company chose not to use the May 25, 2010 stock price because it reflected the value of the warrants, which were issued to the shareholders of the pre-reorganization common stock upon emergence, and we did not announce our emergence until after the market closed on May 25, 2010. The closing stock price on May 26, 2010 was determined to be the best indication of the per share value (the new shareholders did not receive warrants). Shares of 14,970,050 were issued at $15.85, resulting in a total equity value of $237.3 million.

Management concluded that the best determination of fair value of the Company’s equity was the market approach. The Company also considered using discounted cash flows to determine the fair value of the equity. This approach suggested an equity value of $233.2 million, as compared to the $237.3 million equity value using the market approach. Further, the bankruptcy court approved an enterprise value for the Company of $715.0 million as a reasonable determination of the going concern value of the Company. This compares to the $712.7 million enterprise value calculated by using the market approach above. All three of these data points are within a narrow range of values, which suggests our market-based equity value approach was materially accurate.

Revenue Recognition, page F-12

11.	Please tell us the amount of consignment sales for the three years ended December 31, 2010. We note you recognize revenue on the earlier of actual product installation or the “sunset” date. In this regard, please clarify the following regarding your consignment arrangements:

•

Explain to us whether or not there are situations in which the customer has not accepted all the risks and rewards of ownership upon installation of the product. In other words, tell us if there are situations in which a “sunset” date occurs after the installation of the product.

•	Please tell us the typical amount of time between shipment of the product and the “sunset” date.

•	Please tell us if you install the product or how you determine the product has been placed into use.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the amount of consignment sales for the years ending December 31, 2010, 2009, and 2008 were $64.8 million, $54.5 million, and $63.9 million, respectively. Measured as a percent of our total sales, consignment sales represented 12%, 11%, and 10% for the years ending December 31, 2010, 2009 and 2008, respectively.

The contractual terms of the consignment sales provide for the transaction to be complete at the earlier of the installation date or the sunset date. There are no situations where the customer has not accepted all the risks and rewards of ownership upon installation of the product.

The contractual terms of the consignment sale agreements provide for sunset dates ranging generally from 180 days up to 360 days from shipment depending on the product type. The average turnover period of the consignment inventory held is approximately 150 days.

Securities and Exchange Commission

October 7, 2011

The consignment inventory is installed by the customer during scheduled maintenance periods for the paper machine. Company sales or service representatives are present during these periods and observe the inventory placed into use, and update the inventory database accordingly. On occasion, the inventory is placed into use by the customer during unscheduled periods. In these cases the customer is contractually obligated to notify us of the installation. Even if the customer fails to notify us timely, Company sales or service representatives are present at the customer site weekly and review the inventory utilized by the customer.

The Company respectfully acknowledges the Staff’s comment, and, to the extent then-applicable, will provide a more expanded disclosure of our consignment sales in future filings as follows:

The Company sells to certain customers on a consignment basis. As part of the consignment agreement the Company delivers the goods to a location designated by the customer. In addition, the customer and the Company agree to a “sunset” date, which represents the date by which the customer must accept all risks and rewards of ownership of the product and payment terms begin. For consignment sales, revenue is recognized on the earlier of the actual product installation date or the “sunset” date.

Cash and Cash Equivalents, page F-14

12.	Please advise us if cash held in your foreign subsidiaries is freely transferable to the U.S. If not and the restricted funds held in another country are significant in proportion to your consolidated cash and cash equivalents’ amounts, than disclose the amounts not freely transferable in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X. Please note that we would consider funds restricted due to adverse tax consequences of repatriation to be restricted cash.

COMPANY RESPONSE:

The Company respectfully advises the Staff that cash held in our foreign subsidiaries is freely transferable to the U.S., subject only to withholding taxes imposed by foreign government taxing authorities, and, in certain cases, U.S. tax upon transfer. We do not believe material adverse tax consequences exist that restrict the use of our cash and cash equivalents because (1) remittance of such cash would not result in material withholding taxes in foreign jurisdictions, and (2) remittance of such cash would not result in a material amount of U.S. income tax, as our U.S. deferred tax assets are fully reserved in our valuation allowance.

The Company acknowledges the Staff’s comment and in future Form 10-K filings, if cash held in our foreign subsidiaries is not freely transferable, and those funds are material in relation to consolidated cash and cash equivalents, or if material adverse additional tax consequences exist that restrict our use of cash and cash equivalents, we will provide appropriate disclosure as required by Rule 5-02.1 of Regulation S-X.

7. Debt, page F-23

13.	Please provide to us your accounting analysis related to the reduction in your senior credit facility which led to the increase in Paid-in Capital upon emerging from Chapter 11 of the Bankruptcy code. In this regard, explain to us how you considered the guidance in ASC 470-60 with regard to troubled debt restructurings. Further, explain to us why the reduction in debt was not accounted for as an extinguishment of debt under ASC 470.

COMPANY RESPONSE:

Increase to Paid in Capital

The Company respectfully advises the Staff that the Company increased Paid-in Capital by $196.6 million, made cash payments of $11.4 million and decreased Debt by $193.6 million, which resulted in a reorganization loss upon emergence of $14.4 million. See below calculation (in millions):

Fair value of equity given to lenders	$ 196.6*
Cash paid to lenders	11.4
Post-emergence term debt	410.0
Pre-emergence debt	(603.6)

Loss on emergence from bankruptcy	$ (14.4)	(recorded as reorganization expense)

Securities and Exchange Commission

October 7, 2011

*

The fair value of the equity was determined to be the closing stock price on the day after the emergence was announced. The stock price closed at $20.00 on May 25, 2010 and $15.85 on May 26, 2010, and traded in a narrow range for several trading days thereafter. The Company chose not to use the May 25, 2010 stock price because it reflected the value of the warrants, which were issued to the shareholders of the pre-reorganization common stock upon emergence, and we did not announce our emergence until after the market closed on May 25, 2010. The closing stock price on May 26, 2010 was determined to be the best indication of the per share value (the new shareholders did not receive warrants). The Company issued 12,403,900 shares of common stock to lenders at $15.85 per share, resulting in $196.6 million of equity issued to the Company’s lenders.

Troubled Debt Restructuring

ASC 470-60 defines a troubled debt restructuring by debtors as a restructuring of debt where the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. The guidance goes on to state that a creditor is deemed to have granted a concession if the debtor’s effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt immediately before the restructuring. The effective borrowing rate of the restructured debt (after giving effect to all the terms of the restructured debt including any new or revised options or warrants, any new or revised guarantees or letters of credit, and so forth) should be calculated by projecting all the cash flows under the new terms and solving for the discount rate that equates the present value of the cash flows under the new terms to the debtor’s current carrying amount of the old debt.

The Company’s effective borrowing rate of the restructured debt was 9.14% (using the calculation required by ASC 470) and the effective interest rate of the old debt immediately before the restructuring was 6.94%. Therefore a concession was not granted, and thus the restructuring did not meet the definition of a troubled debt restructuring.

Modification or Debt Extinguishment

To determine if the amendment of the Company’s credit facility qualified as a modification of an instrument or a debt extinguishment, the Company looked to the guidance of ASC 470-50 which states that an exchange of debt instruments with substantially different terms is a debt extinguishment. If the terms of the debt instrument are changed or modified and the effect on a present value basis is less than 10%, the debt instruments are not considered to be substantially different and therefore, not a debt extinguishment. The Company performed an analysis to conclude that the present value of the cash flows under its amended credit agreement was less than 10% different from the present value of the remaining cash flows under the terms of the original agreement.

In performing the analysis for purposes of applying the 10% cash flow test, the Company considered the guidance outlined in ASC-50-40-12 (response in bold italics), as follows:

a. The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification. The Company considered all amounts paid by the debtor to the creditor in determining the cash flows of the new debt instrument.

b. If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument. Both the original and new instruments had floating interest rates and thus, the Company applied the variable LIBOR rate in effect at the date of the modification in its cash flow analysis.

c. If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met. The Company’s credit agreement (both original and amended) contained an option to prepay the debt. Our analysis was performed assuming both the exercise and nonexercise of the prepayment option. The cash flow assumptions assuming exercise of the prepayment option generated the smaller change and resulted in a change in present value of cash flows of 2.87%.

d. If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment shall be used to determine the appropriate cash flows. This was not applicable, as the debt instruments contain no contingent payment terms or unusual interest rate terms.

e. The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument. The effective interest rate of our original debt instrument was used as the discount rate for purposes of calculating the present value of the cash flows.

Securities and Exchange Commission

October 7, 2011

f. If within a year of the current transaction the debt has been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago shall be used to determine whether the current exchange or modification is substantially different. There were no modifications to the credit facility within a year prior to the reorganization.

g. The change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument shall not be included in the 10 percent cash flow test. Rather, a separate test shall be performed by comparing the change in the fair value of the embedded conversion option to the carrying amount of the original debt instrument immediately before the modification, as specified in paragraph 470-50-40-10(a). This was not applicable, as neither the original nor the amended debt instrument contains an embedded conversion option.

Based on the foregoing, the Company concluded that the modification of its credit agreement was not a debt extinguishment because the change in the present value of the cash flows as a result of the modification was less than 10%.

9. Income Taxes, page F-32

14.	You state accumulated undistributed earnings of your international subsidiaries amounted to approximately $148.3 million as of December 31, 2010 and that you intend to reinvest these earnings permanently outside of the U.S except for Argentina, Brazil and Mexico. Please clarify and disclose the cumulative amount of earnings upon which U.S. income taxes have not been provided.

COMPANY RESPONSE:

The Company respectfully advises the Staff that all U.S. net deferred tax balances are reserved in the valuation allowance. This was noted in the income tax expense table provided on page F-32 in Note 9 of our Notes to Consolidated Financial Statements, which reflected a zero U.S. deferred income tax expense or benefit. With respect to accumulated undistributed earnings of our foreign subsidiaries as of December 31, 2010, approximately $82.2 million of the total $148.3 million is considered permanently reinvested outside the U.S.

To further clarify the amount of earnings for which income taxes have not been provided, we will provide additional disclosure in future filings as follows, to the extent then-applicable:

We have not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that we consider to be permanently reinvested. These earnings relate to ongoing operations and were approximately $XX million as of December 31, 20XX.

15.	Tell us how you believe your assertion that the foreign unremitted earnings are indefinitely reinvested complies with ASC 740-30-25-17. In this regard, please also address your repatriation of earnings in each of the last three fiscal years including the period in advance of the bankruptcy filing.

COMPANY RESPONSE:

The Company respectfully advises the Staff that in accordance with ASC 740-30-25-17, if sufficient evidence shows that the foreign subsidiary has invested or will invest the undistributed earnings indefinitely, no income taxes shall be accrued. Our assertion that we will indefinitely reinvest certain foreign undistributed earnings is based on our plan that those non-U.S. earnings will be used to fund our operations in the market where the funds are generated and support our global expansion efforts. We have not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that we consider to be permanently reinvested. These earnings were approximately $82.2 million as of December 31, 2010. In addition to using the funds for on-going operations, the majority of our material foreign subsidiaries have outstanding loan obligations due to our U.S. entities, and therefore, to the extent earnings are available, these entities generally choose to remit payment on their outstanding loan obligations rather than remitting these available earnings to the Company as dividends.

Over the last three fiscal years including the period in advance of the bankruptcy filing, the following amounts of foreign earnings were repatriated to the U.S. as cash distributions:

Year-Ended	In Millions
December 31, 2010	$9.8
December 31, 2009	$11.6
December 31, 2008	$7.9

Securities and Exchange Commission

October 7, 2011

All cash distributions were remitted by subsidiaries whose earnings were not deemed permanently reinvested and for which we have provided U.S. income taxes except for the following:

Year-Ended	In Millions
December 31, 2010	$0.0
December 31, 2009	$0.9
December 31, 2008	$1.8

Due to the fact that the U.S. deferred tax assets are fully reserved in our valuation allowance, cash distributions remitted to the U.S. in 2010, 2009, and 2008 had no material impact on income tax expense or our effective tax rate. The related tax impacts were properly recorded in the year of those distributions and are disclosed in the Effective Tax Rate Reconciliation table in Note 9 of our Notes to Consolidated Financial Statements.

16.	We note your rate reconciliation table at the top of page F-36 and have the following comments:

•

The following reconciling items have varied significantly over the three year period presented: foreign tax rate differential, change in valuation allowance, and the provision to return adjustments. Please tell us and expand your disclosure to explain these fluctuations.

•

Income tax disclosures as a whole, including both your footnote and MD&A narrative, should provide your readers with enough context around the historical variations in your tax rate that readers can assess the likelihood that future taxes will be impacted by similar items in a similar manner. Please revise your future disclosures as necessary.

COMPANY RESPONSE:

The Company respectfully advises the Staff that with respect to any changes in our foreign tax rate differential, these changes are directly related to the geographic mix of our pre-tax earnings. Please refer to our response for comment number 4 for further explanation. Our valuation allowance and provision to return adjustments fluctuated primarily for the following reasons:

2010 – In 2010, the U.S. entities had pre-tax loss of ($75.6) million as compared to pre-tax loss generated in 2009 of ($92.5) million. The U.S. entities recorded permanent income adjustments in 2010, the most material of which was an adjustment of $18.1 million to reverse consolidating book eliminations that were not applicable for U.S. tax reporting purposes. The net pre-tax loss generated in 2010 resulted in an increase in the available net operating loss carry-forward. However, given that all U.S. deferred tax assets were fully reserved in the valuation allowance, this loss resulted in an increase to the valuation allowance of approximately $10.8 million. The U.S. entities also recorded provision to return adjustments in 2010 (related to the 2009 return) that were primarily comprised of a provision to return adjustment to the net operating loss, recorded through the deferred tax asset with an offset to the valuation allowance. The amount the U.S. entities reversed in 2010 equaled $10.1 million.

In 2010 there were approximately ($30.5) million of pre-tax losses generated in foreign jurisdictions where the deferred tax assets are fully reserved in the valuation allowance. The pre-tax losses generated in 2010 created an increase in available foreign net operating loss carry-forwards. However, given that all deferred tax assets were fully reserved in the valuation allowance for the aforementioned loss companies, these losses resulted in an increase to the valuation allowance of approximately $8.4 million. Additionally, in 2009, one of our U.K. subsidiaries recorded a write-down in one of its investments for statutory financial purposes. In 2010, upon finalization of the statutory audit and filing of the tax return, a provision to return adjustment was recorded through the deferred tax asset with an offset to the valuation allowance. The amount the U.K. entities reversed in 2010 equaled approximately $19.3 million.

2009 – In 2009, the U.S. entities had a pre-tax loss of ($92.5) million as compared to pre-tax income in 2008 of $29.5 million. The U.S. entities recorded permanent income adjustments in 2009, the most material of which was an adjustment of $31.2 million to reverse consolidating book eliminations recorded in the U.S. entities that were not applicable for U.S. tax reporting purposes. The net pre-tax loss generated in 2009 created an increase in the available U.S. net operating loss carry-forward. However, given that all U.S. deferred tax assets were fully reserved in the valuation allowance, this loss resulted in an increase in the valuation allowance of approximately $15.3 million. Additionally, in 2009, there were approximately ($17.5) million of pre-tax losses generated in foreign jurisdictions where the deferred tax assets were fully reserved in the valuation allowance. These foreign pre-tax losses resulted in an additional increase in the valuation allowance of approximately $5.1 million.

2008 – In 2008, the U.S. entities had pre-tax income of $29.5 million as compared to pre-tax loss in 2007 of ($75.2) million. The U.S. entities pre-tax income in 2008 was primarily due to a recorded gain of approximately $16 million on the transfer of its

Securities and Exchange Commission

October 7, 2011

Australian subsidiary to its Austrian subsidiary and a recorded curtailment / settlement gain of approximately $40.2 million related to the U.S. retiree plans. All U.S. earnings generated in 2008 were offset by available U.S. net operating losses. Given that all U.S. deferred tax assets were fully reserved in the valuation allowance, the use of available net operating loss resulted in a decrease in valuation allowance of approximately ($22.7) million.

The 2010, 2009 and 2008 changes in valuation allowance and provision to return adjustments did not have an impact on income tax expense or our effective rate as they were recorded in jurisdictions where we are fully reserved in the valuation allowance. Given that the change in valuation allowance was not due to a change in judgment regarding the realizability of the deferred tax assets in any year, we did not discuss the reduction in the valuation allowance in Note 9 of our Notes to Consolidated Financial Statements.

To clarify the nature of changes related to the valuation allowance and provision to return adjustments that may occur in the future, to the extent then-applicable, we will provide additional disclosure in future filings as follows:

For the year ended December 31, 20xx, we reported a change in valuation allowance and provision to return adjustments in the amounts of $xx and $xx, respectively. These changes are principally due to 1) xx, 2) xx and 3) xx. These adjustments do not have an impact on income tax expense or our effective tax rate as they are recorded in jurisdictions where we are fully reserved with regard to the valuation allowance. As of December 31, 20xx, the Company has not changed its position regarding the realizability of its deferred tax assets.

12. Commitments and Contingencies, page F-42

17.	We note your disclosure that you are involved in various legal matters. Please tell us and disclose the nature of these matters in future filings as appropriate. Further, it is not determinable from your disclosure if you have recorded an accrual for one or more of these matters or if these matters are unrecognized contingencies that could require further disclosure regarding their aggregate loss exposure. Please advise. Refer to the disclosure requirements set forth by paragraphs 1-5 of FASB ASC 450-20-50.

COMPANY RESPONSE:

The Company respectfully advises the Staff that as of December 31, 2010, the Company had recorded as an accrual an immaterial amount related to several small legal and tax matters as a result of various labor claims, taxing authority reviews and other legal matters for which the Company has deemed losses to be probable or possible and could estimate those losses at December 31, 2010. In addition, during the second quarter of 2011, the taxing authority review, which represented over half of the total accrual recorded at December 31, 2010, has been reversed, as the case was concluded with no damages being owed.

The Company acknowledges the Staff’s comment and in future filings will include disclosures similar to the following with respect to accruals for ordinary routine litigation:

The Company is involved in various legal matters, which have arisen in the ordinary course of business as a result of various immaterial labor claims, taxing authority reviews and other legal matters. As of December 31, 20xx, the Company accrued an immaterial amount in our financial statements for these matters for which (1) the Company believed the possibility of loss was either probable or possible, and (2) was able to estimate the damages. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on its financial position, results of operations or cash flow.

* * * * *

As requested in the Staff’s September 9, 2011 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 7, 2011

If the Company can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 526-1403.

Sincerely,

/s/ Clifford E. Pietrafitta
Cliff E. Pietrafitta
Executive Vice President and CFO

CC:	Stephen Light, President and Chief Executive Officer